Exhibit 99.1

China Yuchai International Announces

Unaudited 2024 First Half-Year Financial Results

SINGAPORE, Singapore — August 12, 2024 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), today announced its unaudited consolidated financial results for the 2024 first half-year ended June 30, 2024 (“1H 2024”). The financial information presented herein for 1H 2024 and for the 2023 first half-year (“1H 2023”) are reported using the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Key Highlights for 1H 2024

•	Revenue grew by 12.4% to RMB 10.3 billion (US$1.4 billion) compared with RMB 9.2 billion in 1H 2023;

•	Gross profit increased by 16.8% to RMB 1.7 billion (US$242.9 million) compared with RMB 1.5 billion in 1H 2023. Gross margin increased to 16.8% in 1H 2024 compared with 16.2% in 1H 2023;

•	Operating profit grew by 12.7% to RMB 436.9 million (US$61.3 million) compared with RMB 387.7 million in 1H 2023;

•	Basic and diluted earnings per share increased by 34.6% to RMB 5.88 (US$0.83) compared with RMB 4.37 in 1H 2023;

•	Total number of engines sold increased by 16.3% to 192,743 units compared with 165,793 units in 1H 2023;

•	A buyback plan was implemented to repurchase ordinary shares up to US$40 million in dollar amount or 4 million in number, whichever occurs earlier.

Revenue was RMB 10.3 billion (US$1.4 billion) compared with RMB 9.2 billion in 1H 2023.

The total number of engines sold by Yuchai in 1H 2024 increased by 16.3% to 192,743 units compared with 165,793 units in 1H 2023. The increase was mainly driven by a 35.6% increase in truck engine sales, with heavy-duty truck engine sales up by 32.9%. Additionally, bus engine sales rose by 21.7% and engine sales for industrial applications increased by 13.1%. Sales increased in all product categories except pickups.

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According to data reported by the China Association of Automobile Manufacturers (“CAAM”) in 1H 2024, commercial vehicle unit sales (excluding gasoline-powered and electric-powered vehicles) increased by 4.4% compared to 1H 2023 as truck and bus sales increased by 3.7% and 9.0%, respectively.

Gross profit was up by 16.8% to RMB 1.7 billion (US$242.9 million) from RMB 1.5 billion in 1H 2023. Gross margin grew to 16.8% as compared with 16.2% in 1H 2023. The increases in gross profit and gross margin were mainly attributable to higher engine sales, especially sales of heavy-duty vehicle engines and industrial engines, and contributions from ongoing cost reduction efforts.

Other operating income increased by 27.8% to RMB 174.1 million (US$24.4 million) compared with RMB 136.2 million in 1H 2023. The increase was mainly due to government grants and the government’s rebate on value-added tax.

Research and development (“R&D”) expenses decreased by 3.1% to RMB 393.6 million (US$55.2 million) compared with RMB 406.0 million in 1H 2023. The Company continues to invest in research and development for on-road engines in the commercial vehicle markets and off-road engines as well as new energy products. Total R&D expenditures, including capitalized costs, were RMB 463.2 million (US$65.0 million) representing 4.5% of revenue in 1H 2024, as compared to RMB 465.2 million, or 5.1% of revenue, in 1H 2023.

Selling, general and administrative (“SG&A”) expenses increased by 30.3% to RMB 1.1 billion (US$150.8 million) from RMB 824.7 million in 1H 2023. The increase was mainly due to higher warranty expenses, and higher provision for personnel costs compared with the same period last year. SG&A expenses represented 10.4% of revenue for 1H 2024 compared with 9.0% in 1H 2023.

Operating profit increased by 12.7% to RMB 436.9 million (US$61.3 million) from RMB 387.7 million in 1H 2023. The operating margin remained steady at 4.2% in both periods.

Finance costs declined by 23.7% to RMB 40.9 million (US$5.7 million) from RMB 53.6 million in 1H 2023, mainly due to lower bills discounting.

The share of financial results of the associates and joint ventures achieved a 45.4% increase in profit to RMB 43.1 million (US$6.0 million) compared with a profit of RMB 29.6 million in 1H 2023. The improvement was primarily contributed by higher profits at MTU Yuchai Power Company Limited.

Income tax expense decreased by 7.4% to RMB 102.4 million (US$14.4 million) as compared with RMB 110.6 million in 1H 2023.

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Net profit attributable to equity holders of the Company increased by 34.7% to RMB 240.3 million (US$33.7 million) compared with RMB 178.4 million in 1H 2023.

Basic and diluted earnings per share were RMB 5.88 (US$0.83) compared with RMB 4.37 in 1H 2023.

Basic and diluted earnings per share for 1H 2024 and 1H 2023 were based on a weighted average of 40,858,290 shares.

Balance Sheet Highlights as at June 30, 2024

•	Cash and bank balances were RMB 6.3 billion (US$890.0 million) compared with RMB 6.0 billion at the end of FY2023;

•	Trade and bills receivables were RMB 10.2 billion (US$1.4 billion) compared with RMB 7.8 billion at the end of FY2023;

•	Inventories were RMB 4.6 billion (US$640.2 million) compared with RMB 4.6 billion at the end of FY2023;

•	Trade and bills payables were RMB 8.6 billion (US$1.2 billion) compared with RMB 7.6 billion at the end of FY2023;

•	Short-term and long-term loans and borrowings were RMB 2.8 billion (US$390.6 million) compared with RMB 2.5 billion at the end of FY2023.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We achieved higher revenue, operating profits and earnings per share compared with the same period last year. These results were generated by a rise in unit sales across the commercial truck and bus sectors, as well as growth in our performance in the off-road markets. Our diverse engine portfolio serves our on-road and off-road customers, including those in the industrial, agricultural and power generation market segments. Our key joint ventures also provided higher contributions to net profits in the period.”

“Our financial strength provides the resources and support for our engine growth, the expansion of our New Energy products and the initiation of a share buyback program. A cash dividend of US$0.38 per ordinary share has been declared for shareholders of record as of the close of business on August 19, 2024, to be paid on August 28, 2024. We remain confident that we are well positioned to build shareholder value,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 7.1268 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 28, 2024. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 28, 2024 or at any other date.

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Unaudited 1H 2024 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 12, 2024. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Choon Sen Loo, respectively, who will present and discuss the financial results of the Company followed by a Q&A session.

Analysts and institutional investors may participate in the conference call by registering at: https://register.vevent.com/register/BIa592f293880849ae8bf8900f0a3c9330 at least one hour before the scheduled start time. A reply email will be sent with instructions and phone numbers to join the call.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are encouraged to join the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. Yuchai also produces diesel power generators. The engines produced by Yuchai range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2023, Yuchai sold 313,493 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the China Yuchai group of entities’ operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com

– Tables Follow –

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